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                                                                    EXHIBIT 99.1

    SAP AG APPOINTS KEVIN MCKAY TO CHIEF EXECUTIVE OFFICER OF AMERICAS REGION New Management Team Energized to Lead SAP America into the Next Millennium

         WALLDORF, GERMANY -- SEPTEMBER 3, 1998 -- SAP AG, the world's leading provider of enterprise application software, today announced the promotion of Kevin McKay to Chief Executive Officer for SAP America, managing all operations in North and Latin America. McKay has also been appointed to the SAP AG Extended Management Board. Leveraging his experience as SAP America's chief financial officer and chief operating officer, McKay will take the helm from Paul Wahl, who resigned from SAP to lead a Silicon Valley start-up security technology company. The SAP AG Supervisory Board officially accepted Wahl's resignation.

         SAP America President Jeremy Coote also expanded his responsibilities, taking on responsibility for all of North America as well as the Americas' training and education business. In addition, Senior Vice President of Finance John Milana has been promoted to Chief Financial Officer of SAP America. McKay, Coote and the senior management team remain laser-focused on continued market share expansion and increased customer satisfaction for the Americas region.

         "Paul Wahl was a significant contributor to SAP, starting with the launch of R/3 and most recently in management of the Americas region," said Dietmar Hopp, Chairman of the SAP AG Supervisory Board. "His keen interest in new and emerging technologies led him to pursue his life-long ambition of bringing a start-up venture with promising technology to market. We wish him much success in his new endeavor."

         "Paul has built a strong and professional organization at SAP America, headed by Kevin McKay and Jeremy Coote," said Prof. Dr. h.c. Hasso Plattner, Co-Chairman and CEO of SAP AG. "Kevin has played a significant role in the Americas region management, building a solid financial, operational and customer support infrastructure to sustain the sales growth and customer satisfaction initiatives driven by Jeremy's sales and professional services teams. The combined team is powerful, and we look forward to the continued success of SAP in the Americas region."

         McKay joined SAP America in 1995 as Chief Financial Officer, and shortly thereafter took on the additional role of Chief Operating Officer. His responsibilities included financial, accounting and operational management of all subsidiaries under the SAP Americas region. His management scope extended from finance and administration to training, education and customer support, to information technology and human resources. McKay also worked closely with the SAP AG team, headed by SAP AG Chief Financial Officer Dieter Matheis, in the company's recent successful listing on the New York Stock Exchange.

         Coote has been a key figure at SAP since 1988, when he joined the company as the controller of SAP International in Biel, Switzerland. In his decade at SAP, Coote has served as Chief Financial Officer for SAP America, followed by his promotion to Executive Vice President and then President
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of SAP America. In addition to spearheading the impressive sales and professional services organizations, Coote is actively involved with many SAP customers in their SAP projects, ensuring customer satisfaction and success. In fact, he was instrumental in the rollout of TeamSAP(TM) and the AcceleratedSAP(TM) methodology.

ABOUT SAP

         SAP is a market and technology leader in client/server enterprise application software, providing comprehensive solutions for organizations of all sizes and all industry sectors. Cultivating innovative technologies on a solid foundation of business experience, SAP delivers scalable solutions that enable its customers to continually improve upon best business practices. SAP products empower people to respond quickly and decisively to dynamic market conditions, helping them achieve and maintain a competitive advantage.

         Founded in 1972, SAP is based in Walldorf, Germany, and employs more than 17,000 people at offices in more that 50 countries who are dedicated to providing a high level of support and service for the more that 16,000 installations of R/3 worldwide. The SAP World Wide Web site can be found at http://www.sap.com. SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP." SAP is a component of the DAX of 30 German blue-chip companies.